SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

Tesaro, Inc.

(Name of Issuer)

Common Stock,

par value $0.0001 per share

(Title of Class of Securities)

881569107

(CUSIP Number)

Paul Vronsky

c/o Kleiner Perkins Caufield & Byers

2750 Sand Hill Road, Menlo Park, CA 94025

(650) 233-2750

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 3, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 881569107	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Kleiner Perkins Caufield & Byers XIV, LLC (“KPCB XIV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 2,021,637 shares, except that KPCB XIV Associates, LLC (“Associates”), the managing member of KPCB XIV, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 2,021,637 shares, except that Associates, the managing member of KPCB XIV, may be deemed to have sole power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,021,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 881569107	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). KPCB XIV Founders Fund, LLC (“Founders Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 171,028 shares, except that Associates, the managing member of Founders Fund, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 171,028 shares, except that Associates, the managing member of Founders Fund, may be deemed to have sole power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,028
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 881569107	13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). KPCB XIV Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER.

2,192,665 shares, of which 2,021,637 are directly owned by KPCB XIV and 171,028 are directly owned by Founders Fund. Associates, the managing member of KPCB XIV and Founders Fund, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER

2,192,665 shares, of which 2,021,637 are directly owned by KPCB XIV and 171,028 are directly owned by Founders Fund. Associates, the managing member of KPCB XIV and Founders Fund, may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,192,665
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 881569107	13D	Page 5 of 10 Pages

Statement on Schedule 13D

This Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.0001 per share (“Common Stock”), of Tesaro, Inc., a Delaware corporation (“Issuer”). This Schedule 13D is being filed by Kleiner Perkins Caufield & Byers XIV, LLC, a Delaware limited liability company (“KPCB XIV”), KPCB XIV Founders Fund, LLC, a Delaware limited liability company (“Founders Fund”), and KPCB XIV Associates, LLC, a Delaware limited liability company (“Associates” and collectively with KPCB XIV and Founders Fund, “Reporting Persons”).

ITEM 1.	SECURITY AND ISSUER.

(a)    The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b)    The Issuer’s principal executive offices are located at 1000 Winter Street, Suite #3300, Waltham, Massachusetts 02451.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)    The persons and entities filing this Schedule 13D are KPCB XIV, Founders Fund, and Associates. Associates, the managing member of KPCB XIV and Founders Fund, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by KPCB XIV and Founders Fund.

(b)    The address of the principal place of business for each of the Reporting Persons is c/o Kleiner Perkins Caufield & Byers, 2750 Sand Hill Road, Menlo Park, California 94025.

(c)    The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of KPCB XIV and Founders Fund is to make investments in private and public companies, and the principal business of Associates is to serve as the managing member of KPCB XIV and Founders Fund.

(d)    During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    KPCB XIV, Founders Fund, and Associates are Delaware limited liability companies.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 6, 2011, KPCB XIV and Founders Fund entered into a Series B Preferred Stock Purchase Agreement pursuant to which such funds acquired from the Issuer an aggregate 2,903,811 shares of Series B Preferred Stock for a purchase price of $2.1750 per share, or $6,315,789 in the aggregate.

On March 22, 2012, KPCB XIV and Founders Fund entered into a Series B Preferred Stock Purchase Agreement pursuant to which such funds acquired from the Issuer an aggregate 3,992,740 shares of Series B Preferred Stock for a purchase price of $2.1750 per share, or $8,684,211 in the aggregate.

In connection with the Issuer’s initial public offering of Common Stock, which closed on July 3, 2012 (“Offering”), the shares of preferred stock previously acquired by KPCB XIV and Founders Fund were converted into Common Stock on a 3.5 for 1 basis.

KPCB XIV purchased 204,889 shares of the Common Stock at $13.50 per share in the Offering, or $2,766,001.50 in the aggregate.

Founders Fund purchased 17,333 shares of the Common Stock at $13.50 per share in the Offering, or $233,995.50 in the aggregate.

CUSIP No. 881569107	13D	Page 6 of 10 Pages

The source of the funds for all purchases by KPCB XIV and Founders Fund was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)    Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 26,670,486 shares of Common Stock reported to be outstanding immediately after the Offering on the Issuer’s Prospectus filed under Rule 424(b)(4), filed with the Securities Exchange Commission on June 29, 2012 (“Prospectus”).

(c)    Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d)    Under certain circumstances set forth in the limited liability company agreements of KPCB XIV, Founders Fund, and Associates, the members of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a member.

(e)    Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In connection with acquisition of the preferred stock of the Issuer, KPCB XIV and Founders Fund and certain other investors entered into an investors’ rights agreement, entitling such parties to the registration of their shares, including demand and piggyback registration rights. Such registration rights are more fully described in the Prospectus filed with the Commission by the Issuer on June 29, 2012 and incorporated herein by reference.

In connection with acquisition of the preferred stock of the Issuer, KPCB XIV and Founders Fund and certain other investors entered into a voting agreement, entitling such parties to designate a director to the Issuer’s board of directors. Such voting agreement automatically terminated upon the closing of the Offering. Such voting agreement is more fully described in the Prospectus and incorporated herein by reference.

In connection with the Issuer’s initial public offering, KPCB XIV and Founders Fund and certain other persons entered into a lock-up agreement and agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of Common Stock or such other securities, without the prior written consent of Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC for a period of 180 days from the date of the Prospectus, subject to certain exceptions. Such lock-up period is more fully described in the Prospectus and incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing
EXHIBIT B	Power of Attorney

CUSIP No. 881569107	13D	Page 7 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2012

KLEINER PERKINS CAUFIELD & BYERS XIV, LLC, a Delaware limited liability company By KPCB XIV Associates, LLC, a Delaware limited liability company its Managing Member
By: /s/ Paul Vronsky
Paul Vronsky
Attorney-in-Fact

KPCB XIV FOUNDERS FUND, LLC, a Delaware limited liability company By KPCB XIV Associates, LLC, a Delaware limited liability company its Managing Member
By: /s/ Paul Vronsky
Paul Vronsky
Attorney-in-Fact

KPCB XIV ASSOCIATES, LLC, a Delaware limited liability company
By: /s/ Paul Vronsky
Paul Vronsky
Attorney-in-Fact

CUSIP No. 881569107	13D	Page 8 of 10 Pages

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Tesaro, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: July 12, 2012

KLEINER PERKINS CAUFIELD & BYERS XIV, LLC, a Delaware limited liability company By KPCB XIV Associates, LLC, a Delaware limited liability company its Managing Member
By: /s/ Paul Vronsky
Paul Vronsky
Attorney-in-Fact

KPCB XIV FOUNDERS FUND, LLC, a Delaware limited liability company By KPCB XIV Associates, LLC, a Delaware limited liability company its Managing Member
By: /s/ Paul Vronsky
Paul Vronsky
Attorney-in-Fact

KPCB XIV ASSOCIATES, LLC, a Delaware limited liability company
By: /s/ Paul Vronsky
Paul Vronsky
Attorney-in-Fact

CUSIP No. 881569107	13D	Page 9 of 10 Pages

exhibit B

Power of Attorney

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates KPCB XIV Associates, LLC or such other person or entity as is designated in writing by Theodore E. Schlein (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Susan Biglieri, Eric Keller, and Paul Vronsky (each, an “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

Date: July 12, 2012

KLEINER PERKINS CAUFIELD & BYERS XIV, LLC, a Delaware limited liability company By KPCB XIV Associates, LLC, a Delaware limited liability company its Managing Member
By: /s/ Theodore E. Schlein
Theodore E. Schlein
Managing Member

KPCB XIV FOUNDERS FUND, LLC, a Delaware limited liability company By KPCB XIV Associates, LLC, a Delaware limited liability company its Managing Member
By: /s/ Theodore E. Schlein
Theodore E. Schlein
Managing Member

KPCB XIV ASSOCIATES, LLC, a Delaware limited liability company
By: /s/ Theodore E. Schlein
Theodore E. Schlein
Managing Member